

13001169

PE 2/6/2013

NO ACT

Received SEC

MAR 26 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-26-13

Re: Target Corporation
Incoming letter dated February 6, 2013

Dear Ms. Seidel:

This is in response to your letter dated February 6, 2013 concerning the shareholder proposal submitted to Target by Stephen Johnson and Martha Thompson. We also have received a letter on behalf of the proponents dated March 21, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Mike Lapham
Responsible Wealth
mlapham@responsiblewealth.org

March 26, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
Incoming letter dated February 6, 2013

The proposal requests that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions.

There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Target's public disclosures compare favorably with the guidelines of the proposal and that Target has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Target relies.

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
1 Milk St., 5th Floor
Boston, MA 02109
(o/b/o Filers Stephen Johnson and Martha Thompson)

March 21, 2013

By email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of Stephen Johnson and Martha Thompson
Response to 2/6/13 Target Corporation No-Action Letter to SEC

Dear SEC Staff:

Responsible Wealth submits this letter in response to Target Corporation's ("Target's" or the "Company's") request for a determination allowing exclusion of the shareholder proposal (the "Proposal") submitted by Responsible Wealth's members, Stephen Johnson and Martha Thompson (the "Proponents"), to the Company for inclusion in its 2013 proxy materials.

The resolved clause of the Proposal (attached as Exhibit 1) reads:

> The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by June 2014.

By letter to the Division dated February 6, 2013, the Company argues that the Proposal may be excluded from the 2013 proxy materials because:

a) The Company has already substantially implemented the Proposal as defined by Rule 14a-8(i)(10); and
b) The Proposal is so vague and indefinite as to be materially false or misleading to shareholders in violation of Rule 14a-9, thus supporting exclusion pursuant to Rule 14a-8(i)(3).

As we demonstrate below, the Company has failed to satisfy its burden of proving its entitlement to rely on either basis for exclusion, and, accordingly, we respectfully urge the Division not to grant the relief requested by Target.

Target Has Not Substantially Implemented the Proposal

Section A of Target's letter argues that the Proposal may be excluded pursuant to Rule 14-a-8(i)(10) because the Company has already substantially implemented the Proposal. In our view, Target has neither completed an adequate study nor reported its study satisfactorily to shareholders. Thus, Target cannot be said to have substantially implemented the Proposal.

Based on conversations with Company officials, the contents of the Company's no-action letter, and the information posted by the Company online, we do not believe that Target has adequately studied the feasibility of "adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum" (hereinafter: "prohibiting political spending"). Such a study, and the report to shareholders on such a study, might reasonably be expected to include, *inter alia*:

- The *process* that the Company undertook to explore such a policy change, including how the Company solicited input from various stakeholders, including shareholders and customers;
- An examination of the return on investment ("ROI") of Target's political expenditures, and explanation of how that ROI was calculated;
- Evidence that the ROI was weighed against the risks associated with political spending (e.g., reputational, legal, and old-fashioned political risk [e.g., you didn't back the winner in a race and now you're stuck with an elected official you didn't support]).
- Analysis of whether the ROI on political contributions brings benefits to the Company that outweigh the costs it incurs when recipients of the contributions take actions that diminish the corporation's interests or values (e.g., was supporting Minnesota Forward's "pro-business" agenda a good investment for the Company in the face of the candidate's damage to LGBT interests which the Company also publicly supports?).
- Evidence that the ROI on *lobbying* expenditures, which are also intended to influence public policy, were compared with the ROI on *political* spending, and that the former was deemed insufficient to effect the company's public policy goals.

We believe that even if the Company had conducted a thorough feasibility *study* on this issue, including but not limited to the considerations listed above, which we do not concede, Target has failed adequately to *report* on that study to shareholders as requested by the Proposal. In marked contrast to a full report to shareholders, the Company's *disclosure* of its policy decision (i.e., the decision to leave open the Company's option to make political donations) is both inadequate and diffuse.

- Target's mention of its policy decision on pp. 58-59 of its 2012 proxy statement (see Exhibit C of the Company's no-action letter) consists of 3 sentences, followed by 3 brief and fairly general bulleted points, followed by 4 more sentences on the topic – nothing approaching what could be construed to be a full report to shareholders.
- Likewise, the Company's no-action letter references p. 38 of its 2011 Corporate Responsibility Report (Exhibit D of the no-action letter), which contains five sentences and the same 3 bullet points as above, all under the heading "Public Policy", but with *no explicit reference to making political contributions.*

- Neither of these mentions addresses the Company's process, considerations, or rationale for arriving at its decision to preserve the option of making political contributions.

We therefore ask that the Staff concur with our view that Target has neither undertaken an adequate study, nor adequately reported on such a study to shareholders.

The Proposal is Not Impermissibly Vague and Indefinite

In Section B of its letter, the Company makes a number of assertions attempting to characterize the Proposal as "Vague and Indefinite". We believe none of their claims has merit. The Company's first claim is that the phrase "study the feasibility of adopting a policy" is unclear and "subject to multiple interpretations". We disagree. In fact, the Company seems to answer its own "question" quite clearly by noting that (a) it would be unreasonable to assume that the Proposal asks whether the Company's Board of Directors *"is capable"* of adopting such a policy (of course they are), and (b) the Company [correctly] understands the phrase "study the feasibility" in the Proposal to be asking the Company to consider whether adopting such a policy would be *"imprudent or advisable"*. As well, we note that Target claims to have substantially implemented the Proposal, which undermines the contention that the Proposal is vague and indefinite.

The Company's final assertion is that the juxtaposition of a "Resolved" clause asking the Board to "study the feasibility of adopting a policy" coupled with the supporting statement focusing on what "a prudent policy would include" creates confusion. Again, we respectfully disagree. The operative request is clearly contained in the Resolved clause (as the SEC has held on numerous occasions); and the proponent may provide additional background information (and even express its opinion as to what it believes a better policy might be) without undermining the clarity of the proposal.

The Staff recently rejected an argument very much like the one Target makes here. In EQT Corp. (Jan. 23, 2013), the proposal asked EQT's board to study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions. EQT claimed that the phrase "use of treasury funds" was excessively vague. The Staff disagreed and declined to grant relief, stating "We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has not concurred with similar arguments made with respect to proposals concerning corporate political spending, rejecting challenges that seek to inject uncertainty where none exists. For example, in *Goldman Sachs* (Feb. 18, 2011), the Staff rejected the company's argument that "expenditure" and "attempt to influence the general public, or segments, thereof" were "vague and susceptible to multiple interpretations." Similarly, the Staff declined to grant relief in *Time Warner* (Feb. 11, 2004), failing to concur with the company's argument that the terms "corporate resources," "partisan political activities," "political purposes," "political arena," and "related expenditures of money and other resources" were overly broad, and thus vague and misleading.

By contrast, in the determinations cited by the Company, the proposals did not address the subject of political spending, and the language at issue varied significantly from the terms challenged by the Company.

We respectfully urge that the Company not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3).

* * * *

For the reasons submitted above, we maintain that the Company has failed to satisfy its burden of persuasion that the Proposal is excludable because the Company has substantially implemented the proposal (by both performing an adequate study and adequately reporting such a study to shareholders), or because the Proposal is vague and indefinite. We request that the Staff decline to grant the relief requested by the Company.

I would prefer (and hereby consent) to receive a copy of the Staff's response solely via email (mlapham@responsiblewealth.org). And on behalf of our members, you may correspond with the filers by email only as well *** FISMA & OMB Memorandum M-07-16 *** and *** FISMA & OMB Memorandum M-07-16 *** . In the event that paper documents must be transmitted, they can be sent to the address below.

Thank you for your attention to this matter.

Sincerely,



Mike Lapham

CC: Amy C. Seidel, Faegre Baker Daniels LLP
(by email to: Amy.Seidel@faegrebd.com,
Reed.Schuster@faegrebd.com, and
Andrew.Neuharth@target.com)
Stephen Johnson and Marnie Thompson

Exhibit 1: Shareholder Proposal filed with Target Corporation by Stephen Johnson and Marnie Thompson (the "Proposal")

PROHIBIT POLITICAL CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:
Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications during the 2010 primaries revealed the donor identities in their Federal Election Commission filings.

In February 2010, 80% of those polled by ABC News/Washington Post opposed the *Citizens United* decision – across party lines. More recently, 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy-nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company; over half would ask their employer to remove the company from their retirement account.

Since 2010, Target has contributed over $500,000 of general treasury funds to fund federal candidates, and according to the Center for Responsive Politics, its PAC has contributed over $1.79 million to federal candidates and ballot initiatives since the 2002 election cycle. At the state level, Target, its subsidiaries, employees and PACs have contributed over $2.7 million to candidates since 2003 (source: Institute for Money in State Politics).

A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

RESOLVED:
The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by June 2014.

SUPPORTING STATEMENT:
Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Bank of America's contributions, dues or fees toward political ends.

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center ▾ 90 South Seventh Street
Minneapolis ▾ Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

February 6, 2013

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Stephen Johnson and Martha Thompson

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders scheduled for June 12, 2013 (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from Stephen Johnson and Martha Thompson (the "Proponents"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2013 Proxy Materials on or about April 29, 2013.

The Proposal

The Company received the Proposal on December 28, 2012. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution and supporting statement read as follows:

> RESOLVED:
> The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by June 2014.
>
> SUPPORTING STATEMENT:
> Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use [Target Corporation's] contributions, dues or fees toward political ends.

Further correspondence between the Company and the Proponents is attached hereto as Exhibit B.

Bases for Exclusion

A. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Already "Substantially Implemented" It.

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has addressed each element of a proposal, that proposal may be excluded. However, the company need not have implemented each element in the precise manner suggested by the proponent. *Exchange Act Release No. 34-20091* (August 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objectives." *See Anheuser-Busch Companies, Inc.* (January 17, 2007). The Staff has articulated this standard differently by stating that "a determination that the company has substantially implemented the proposal depends upon whether the particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, it is evident that the Company has already "substantially implemented" the Proposal and that it may therefore be excluded pursuant to Rule 14a-8(i)(10). The Proposal can be characterized as requesting a report on the feasibility of adopting a policy prohibiting both direct and indirect political giving that is intended to influence the outcome of an election or referendum. As discussed below, the actions that the Company has already taken with respect to this matter "compare favorably," if not identically, with the Proposal. For that reason, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10) as being "substantially implemented."

The Company has on different occasions studied and reviewed its policies and practices concerning the feasibility of using treasury funds for political purposes—assuming the Company correctly interprets feasibility to mean prudence or advisability, as discussed in Section B below. During its 2012 proxy season, the Company received a proposal, much like the Proposal here, that requested that the Company's "board of directors adopt a policy prohibiting the use of corporate funds for any political election or campaign." The Company, in comprehensively reviewing the advisability of different approaches to public policy engagement, considered "***whether to adopt a ban on the use of any corporate treasury funds for political purposes,***" reviewed its general policy on the use of treasury funds for political purposes and reported to its shareholders on page 59 of its 2012 proxy statement (the relevant pages of the 2012 proxy statement are attached hereto as Exhibit C) that "***a complete prohibition of this nature was too absolute and could put [the Company] at a disadvantage if there ever were circumstances when use of corporate funds would be in the best interests of the [Company]***" (emphasis added). The Company went on to note that it "continues to believe that our framework for engagement, which combines a sound decision-making process, Board oversight and transparency to stakeholders, is the best approach."

In addition, as reported on page 38 of its 2011 Corporate Responsibility Report (the "Corporate Responsibility Report") (the relevant pages of the Corporate Responsibility Report are attached hereto as Exhibit D), the Company stated that "[d]uring and immediately following the 2010 U.S. election cycle, the Corporate Responsibility Committee of [the Company's] Board of Directors conducted a thorough review of [the Company's] policies and practices regarding public-policy engagement." This review resulted in a clear and transparent framework by which the Company reaffirmed its commitment to (1) align its public-policy activities and business interests; (2) employ a decision-making process to support ongoing compliance with its alignment objective; and (3) maintain transparency to its guests, team members, shareholders and other stakeholders in the Company. Within this framework, the Company also identifies its policy on the use of general corporate funds for political contributions, noting both that its Policy Committee, consisting of its most senior management in areas most affected by public policy decisions, "reviews and approves any use of general corporate funds for electioneering activities or for ballot initiatives," and that such process applies irrespective of whether the contribution is made "directly to a candidate or party, or indirectly through an organization operating under Section 527 or 501(c)(4) of the U.S. Internal Revenue Code" (see page 41 of the Corporate Responsibility Report). The Policy Committee reports to the Corporate Responsibility Committee of the Company's Board of Directors at least twice per year, and consults with the Chair of the Corporate Responsibility Committee on particularly significant or sensitive decisions.

Additionally, unlike the proposal contained in the Company's 2012 proxy statement, the Proposal here expressly identifies indirect political giving and contends that a prudent policy would include "an end to indirect giving by instructing trade associations and other nonprofits not to use [the Company's] contributions, dues or fees toward political ends." And again, the Company has already adopted such a policy. In both the Corporate Responsibility Report (pages 38–39) and on its website,[1] the Company identifies its policy on civic activity and issue advocacy and states that it limits its financial support of trade associations and other policy-based organizations to education, lobbying and association management activities, and requires that its

[1] The relevant link on the Company's website can be found at https://corporate.target.com/corporate-responsibility/civic-activity/issues-advocacy.

"financial contributions to these organizations not be used for making campaign contributions to candidates or to influence the outcome of specific elections or ballot initiatives." The Company also reported this policy and where to view it on the Company's website in its 2012 proxy statement.

Finally, the significant disclosure the Company provides to its shareholders and the general public concerning its policy and other information on political contributions, shows the Board of Directors has already "studied the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions" and opted against such a prohibition in favor of robust disclosure. For instance, in the Corporate Responsibility Report (pages 38–42), the Company discloses policy information on the Company's issue advocacy (specifically identifying its efforts regarding debit card swipe fees and e-fairness online sales taxes), support it has provided to trade associations and policy-based organizations, contributions by TargetCitizens PAC (a political action committee composed of the Company's eligible team members) and Target's contributions to support or oppose the election of candidates for office or ballot initiatives during 2011. In addition, the Company discloses under its "Corporate Responsibility" page on its website[2] its political engagement activities, including its policy on corporate contributions, TargetCitizens PAC contributions and the role of its Policy Committee with regard to reviewing and approving all political contributions. The Company also discloses on its website[3] a list of contributions of general corporate funds to support or oppose the election of candidates for office or certain ballot initiatives made over the six-month period from January 1, 2012 to June 30, 2012.

As the foregoing provides, the Company has studied the feasibility—again, insofar as feasibility means advisability or prudence—of adopting a policy prohibiting the use of treasury funds for political purposes and determined that such a policy could be detrimental to the Company and its shareholders. Moreover, the Company discloses a significant amount of information concerning its philosophy behind, and policy on, the Company's use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum. Thus, the very concerns raised by the Proposal have been reviewed, addressed and reported on by the Company. Accordingly, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes it may exclude the Proposal from its 2013 Proxy Materials.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits any false or misleading statements with respect to any material fact, "or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In interpreting Rule 14a-8(i)(3), the Staff has taken the position that a proposal may be excluded in its entirety "if the language of

---

[2] The relevant link on the Company's website can be found at https://corporate.target.com/corporate-responsibility/civic-activity/political-contributions.

[3] The relevant link on the Company's website can be found at https://corporate.target.com/_media/TargetCorp/csr/pdf/2012-July-Political-Contributions.pdf.

the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *see also, e.g., Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (February 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under these standards, the Proposal is excludable under Rule 14a-8(i)(3) because of its use of certain phrases, terms and concepts that have not been properly defined. Moreover, these phrases, terms and concepts, when viewed in conjunction, are likely to be subject to multiple interpretations. Of particular importance, it is unclear what is meant by "study the feasibility of adopting a policy." The Merriam-Webster Dictionary defines "feasible" to mean "capable of being done or carried out" or "capable of being used or dealt with successfully." Based on that definition, reading the Proposal suggests that it is asking whether the Company *is capable* of adopting such a policy at all, i.e., whether the Company's Board of Directors can adopt a policy on behalf of the Company. The simple response is "Yes," but it is unclear as to whether this is what the Proposal is seeking. In particular, when the Proposal is read less literally, one could read it as requesting a report on whether the impact on the Company is such that it would be *imprudent* or *advisable* to adopt such a policy in the competitive environment in which it does business. As we indicated in Section A, we believe the latter is the intended meaning, but the Proposal relies on the reader's own reconciliation of that ambiguity.

Furthermore, when the Proposal's supporting statement is read together with its resolution, it only creates further confusion and ambiguity, introduced by the Proponent's assertion in the supporting statement that they "believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use [the Company's] contributions, dues or fees toward political ends." What is particularly confusing is the Proposal's resolution that the Board of Directors "study the feasibility of adopting a policy" coupled with the supporting statement focusing on what "a prudent policy would include." The Proposal appears to both request a report based on a study of the feasibility of a policy—which contributes its own confusion—and suggest what kind of policy would be prudent for the Company to adopt. The combination of these phrases leads to uncertainty as to whether shareholders are voting on a (1) study or (2) the end to direct and indirect political giving. The ambiguity is only reinforced by the fact that at the most recent annual meeting the Company's shareholders were asked to vote on, and soundly rejected, a request that "the Board of Directors adopt a policy prohibiting the use of corporate funds for any political elections or campaign."

Therefore, given the Proposal's use of certain phrases, terms and concepts that have not been properly defined, neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposal is meant to require. Accordingly, as a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, the Company believes that it may exclude the Proposal in its entirety under Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

FAEGRE BAKER DANIELS LLP



Amy C. Seidel
Partner

cc: Andrew J. Neuharth
Senior Corporate Counsel
Target Corporation

Stephen Johnson and Martha Thompson

FISMA & OMB Memorandum M-07-16

*** FISMA & OMB Memorandum M-07-16 ***

Mike Lapham
Project Director
Responsible Wealth
c/o United for a Fair Economy
1 Milk Street, 5th Floor
Boston, Massachusetts 02109
mlapham@responsiblewealth.org

Exhibit A

Stephen Johnson and Martha Thompson

FISMA & OMB Memorandum M-07-16

*** FISMA & OMB Memorandum M-07-16 ***

By email to timothy.baer@target.com, tim.baer@target.com, investorrelations@target.com

December 28, 2012

Timothy R. Baer
Executive Vice President, General Counsel and Corporate Secretary
Target Corporation
1000 Nicollet Mall, Mail Stop TPS-2670
Minneapolis, Minnesota 55403

Dear Mr. Baer:

As joint owners of 300 shares in Target Corporation ("Company"), we, Stephen Johnson and Martha Thompson, hereby submit the enclosed resolution for consideration at the upcoming annual meeting.

The resolution requests that the Company study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by May 2014.

The attached proposal is submitted for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owners of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next shareholders' annual meeting. We have been shareholders for more than one year and have held over $2,000 of stock. We, or other representatives, will attend the shareholders' meeting to move the resolution as required by the SEC Rules.

Please direct any phone inquiries regarding this resolution and send copies of any correspondence to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 1 Milk Street, 5th Floor, Boston, MA, 02109; 617-423-2148 x112; mlapham@responsiblewealth.org.

We look forward to further discussion of this issue.

Sincerely,





Stephen Johnson
Martha Thompson

Target Corporation Shareholder Proposal
Filed by Stephen Johnson and Marnie Thompson

PROHIBIT POLITICAL CONTRIBUTIONS FROM CORPORATE TREASURY FUNDS

WHEREAS:
Corporate political spending is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups.

Corporations contributed to the estimated $6 billion spent on the 2012 electoral cycle through direct contributions to candidates and parties, ballot referenda, 527 committees and super PACs, as well as indirectly through trade associations and 501(c)4s, which do not have to reveal their donors. For example, the US Chamber of Commerce pledged to spend $100 million during the 2012 election cycle to support candidates focused on corporate concerns. According to Public Citizen, only 32% of groups broadcasting electioneering communications during the 2010 primaries revealed the donor identities in their Federal Election Commission filings.

In February 2010, 80% of those polled by ABC News/Washington Post opposed the *Citizens United* decision – across party lines. More recently, 80-90% of respondents in a Bannon Communications poll agreed, across party lines, with the following statements: there is "too much money in politics"; corporate political spending "drowns out the voices of average Americans"; corporations and corporate CEOs have "too much political power and influence"; and corporate political spending has made federal and state politics more negative and corrupt.

Political spending can backfire on reputation and bottom line. In 2010, Target and Valero received unwanted attention, consumer boycotts, and protests for their support of controversial candidates and ballot measures. Seventy-nine percent of those polled by Bannon said they would boycott a company to protest its political spending; 65% would sell stock in the company; over half would ask their employer to remove the company from their retirement account.

Since 2010, Target has contributed over $500,000 of general treasury funds to fund federal candidates, and according to the Center for Responsive Politics, its PAC has contributed over $1.79 million to federal candidates and ballot initiatives since the 2002 election cycle. At the state level, Target, its subsidiaries, employees and PACs have contributed over $2.7 million to candidates since 2003 (source: Institute for Money in State Politics).

A growing number of companies have discontinued political spending either directly or through third parties (Sustainable Endowments Institute).

RESOLVED:
The shareholders request that the Board of Directors study the feasibility of adopting a policy prohibiting the use of treasury funds for any direct or indirect political contributions intended to influence the outcome of an election or referendum, and report to shareholders on its findings by June 2014.

SUPPORTING STATEMENT:
Recent academic work has highlighted the risks of corporate political spending to the broader economy (Igan, 2009), and some studies suggest it correlates negatively with shareholder value (Coates, 2012). Given the risks, potential negative impact, and questionable value of corporate political spending, we believe a prudent policy would include an end to direct political giving, and an end to indirect giving by instructing trade associations and other nonprofits not to use Bank of America's contributions, dues or fees toward political ends.

Exhibit B



TARGET

Direct: (612) 696-2843
Fax: (612) 696-2018
Email: andrew.neuharth@target.com

January 4, 2013

Sent Via Fax, Email and UPS

Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
1 Milk Street, 5th Floor
Boston, MA 02109
Email: mlapham@responsiblewealth.org
Fax: (617) 423-0191

Re: Procedural Defect in Rule 14a-8 Proposal

Dear Mr. Lapham:

On December 28, 2012, you submitted a proposal on behalf of Stephen Johnson and Martha Thompson (the "Proponents") for inclusion in Target's proxy statement for the 2013 Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. The unsigned letter from the Proponents indicated that you are the contact for any inquiries related to their proposal. We are writing to notify you of a procedural defect in the proposal and to provide you with an opportunity to remedy that defect by providing the Proponents' proof of ownership and the Proponents' signatures on the letter authorizing you to act on their behalf.

Proof of Ownership

In order to be eligible to submit a shareholder proposal, the Proponents must have continuously held at least $2,000 in market value, or 1%, of Target's shares entitled to vote on the proposal at the 2013 Annual Meeting for at least the one-year period preceding and including the date the Proponents' proposal was submitted and continue to hold the required amount of shares through the date of the meeting. Upon examination of Target's records, we are unable to verify that the Proponents are record owners of sufficient Target voting shares to be eligible to submit a proposal for the 2013 Annual Meeting.

Pursuant to Rule 14a-8(b), the Proponents must provide Target with documentation as to their ownership of the required amount of Target voting shares. Sufficient proof must be in the form of either:

- a written statement from the "record" holder of the Proponents' Target voting shares (usually a broker or bank) verifying that, as of the date you submitted their proposal, the Proponents continuously held the required amount of Target voting shares for at least the one-year period preceding and including the submission date; or
- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filed with the Securities and Exchange Commission ("SEC"), or amendments to those documents or updated forms, reflecting the Proponents' ownership of the required amount of Target

voting shares as of the date on which the one-year eligibility period begins, and a written statement that the Proponents continuously held the required amount of Target voting shares for the one-year period.

If you intend to demonstrate the Proponents' ownership by submitting a written statement from the "record" holder of the Proponents' Target voting shares, please note that most large U.S. brokers and banks deposit their customers' shares with, and hold those shares through, the Depository Trust Company ("DTC"). Under SEC Staff Legal Bulletins No. 14F and 14G, only DTC participants and their affiliates are viewed as record holders of shares that are deposited at DTC. You can confirm whether the Proponents' bank or broker is a DTC participant by asking the Proponents' broker or bank or by checking the DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, proof of ownership must be obtained from the DTC participant or affiliate through which the Proponents' Target voting shares are held, as follows:

- If the Proponents' broker or bank is a DTC participant or affiliate, then the Proponents must submit a written statement from the Proponents' broker or bank verifying that for at least the one-year period preceding and including the date the proposal was submitted, the Proponents continuously held the required amount of Target voting shares.
- If the Proponents' broker or bank is not a DTC participant or affiliate, then the Proponents must submit proof of ownership from the DTC participant or affiliate through which the Proponents' Target voting shares are held verifying that for at least the one-year period preceding and including the date the proposal was submitted, the Proponents continuously held the required amount of Target voting shares. You should be able to find out the identity of the DTC participant by asking the Proponents' broker or bank. If the DTC participant that holds the Proponents' shares is not able to confirm the Proponents' individual holdings but is able to confirm the holdings of the Proponents' broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that for at least the one-year period preceding and including the date the proposal was submitted, the Proponents' continuously held the required amount of Target voting shares: (1) one from the Proponents' broker or bank confirming the Proponents' continuous ownership of Target voting shares, and (2) the other from the DTC participant confirming the continuous ownership of Target voting shares by the Proponents' broker or bank.

Authorization to Act on Proponents' Behalf

The unsigned letter from the Proponents indicated that you are the contact for any inquiries related to their proposal. Without the proponents' signatures we are unable to confirm that they have authorized you to act on their behalf. We are requesting you have the Proponents sign the letter and resend it to us.

You may direct your response to my attention using the contact information in the letterhead. Please ensure your response is postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to remedy the procedural defects discussed in this letter within that time period may entitle Target to exclude the proposal from its 2013 proxy statement. Please note that, even if you remedy the procedural defect, the proposal might raise other issues that form a basis for exclusion from Target's 2013 proxy statement.

We appreciate your cooperation.

Best Regards,



Andrew J. Neuharth
Senior Corporate Counsel

cc: Dave Donlin
John Hulbert
Stephen Johnson
Martha Thompson

Andrew.Neuharth

From: Andrew.Neuharth
Sent: Monday, January 07, 2013 9:02 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Stephen Johnson; Dave.Donlin; John.Hulbert; Mike Lapham
Subject: RE: Shareholder Proposal - Political Contributions

Your signed letter has been received. Thanks!

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall. TPS-2672 | Minneapolis. MN 55403 | 612-696-2843 (ph) | 612-696-2018 (fax)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 07, 2013 8:16 AM
To: Andrew.Neuharth
Cc: Stephen Johnson; Dave.Donlin; John.Hulbert; Mike Lapham
Subject: Re: Shareholder Proposal - Political Contributions

Hi Andrew,

Here is a copy of the filing letter, signed by Stephen and myself. It'll take a few days for us to get the proof of ownership letter from our broker - will send as soon as we receive it.

Thank you,
Marnie Thompson (aka Martha R Thompson)

Marnie Thompson

FISMA & OMB Memorandum M-07-16

On Jan 4, 2013, at 9:58 PM, Mike Lapham wrote:

Thank you, Andrew.

Marnie and Stephen will send you a signed version of the their cover letter along with the proof of ownership letter from the broker when they have it (already in process). There is no better fax number for me. Sorry it didn't work, but it usually does. Thanks for trying.

Best,

Mike

On Jan 4, 2013, at 6:12 PM, Andrew.Neuharth wrote:

Mr. Lapham,

Attached please find a PDF of a letter regarding the shareholder proposal you sent on behalf of Stephen Johnson and Martha Thompson. I also sent the letter to you by UPS (the cc's to Mr. Johnson and Ms. Thompson are being delivered solely via the email addresses provided in the letter). I tried to send it by fax to you at 617-423-0191, but it was not accepting the transmission. Is there a better fax number for you?

Could you please confirm receipt of this email? Thanks!

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall, TPS-2672 | Minneapolis, MN 55403 | 612-696-2843 (ph) | 612-696-2018 (fax)

<Shareholder_Proposal_Letter_-_2013_-_(Responsible Wealth Project).PDF>

p.s. see coverage of our 12/11/12 estate tax teleconference here.
Read the statement and sign on here.

Mike Lapham
Responsible Wealth Project Director
c/o United for a Fair Economy
1 Milk Street, 5th Floor
Boston, MA 02109
617-423-2148 x112
http://www.responsiblewealth.org
http://www.faireconomy.org
Please join or contribute today: http://www.faireconomy.org/donate
2010-2011 annual report: http://faireconomy.org/2011

Check out our new book:
"The Self-Made Myth: And the Truth About How Government Supports Individual and Business Success"
(Brian Miller and Mike Lapham; Berrett-Koehler Publishers; March, 2012); see http://www.selfmademyth.org)
Read Mal Warwick's review here and on Amazon: http://malwarwickonbooks.com/2012/04/03/a-brilliant-contribution-to-the-public-debate-about-politics-and-the-economy/
Katrina vanden Heuvel: http://www.thenation.com/blog/166574/challenging-self-made-myth
Help spread the word: who do you know at newspapers, radios, on TV, etc.?



MEMBER FINRA/SIPC

1310 Westover Terrace Ste 106
Greensboro NC 27408-7914
336-275-7205 • 1-888-928-2733

January 7, 2013

Mr. Stephen Brian Johnson
Ms. Martha Ruth Thomas

FISMA & OMB Memorandum M-07-16

RE: Scottrade Account ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Johnson and Ms. Thompson

Per your request, this letter is to verify the following information for the account listed above:

- This account has continuously held 300 shares of Target (TGT) since August 1, 2011.

For additional assistance, please contact us at (336) 275-7205.

Sincerely,



Anthony Mason
Branch Manager

Exhibit C

ITEM SIX—SHAREHOLDER PROPOSAL ON PROHIBITING USE OF CORPORATE FUNDS FOR POLITICAL ELECTIONS OR CAMPAIGNS

Green Century Equity Fund, 114 State Street, Suite 200, Boston, MA 02109, which held more than $2,000 of shares of common stock on December 22, 2011, intends to submit the following resolution to shareholders for approval at the 2012 annual meeting:

Resolution

RESOLVED: The shareholders request that the board of directors adopt a policy prohibiting the use of corporate funds for any political election or campaign.

Supporting Statement

PROHIBIT POLITICAL SPENDING FROM CORPORATE TREASURY FUNDS

WHEREAS: Political spending and corporate money in politics is a highly contentious issue, made more prominent in light of the 2010 *Citizens United* Supreme Court case that affirmed companies' rights to make unlimited political expenditures to independent groups. In the 2012 election year, we expect even more media and public attention to corporate spending to influence elections. Experts predict that an unprecedented amount of money will be spent in the 2012 election season.

Recent polls highlight the public's disapproval. In a June 2010 Harris poll, 85% of voters said that corporations "have too much influence over the political system today...." In February 2010, an ABC News/Washington Post poll found that 80% opposed *Citizens United*, noting, "the bipartisan nature of these views is striking in these largely partisan times."

Corporate political contributions can backfire on a corporation's reputation and bottom line. In 2010, Target Corporation experienced such risks directly after it received unwanted attention, consumer boycotts, and protests for its support of a controversial candidate. In a Harris Poll released in October 2010, a sizable portion (46)% of respondents indicated that if there were option, they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose.

According to the National Institute on Money in State Politics, between 2003 and 2011, Target Corporation spent $1.5 million on company or PAC contributions. However, this figure does not include payments to trade associations or other tax-exempt organizations that may channel corporate money to political ends.

Many trade associations that receive corporate contributions spend vast sums in electoral politics; these payments are not required to be disclosed. For example, the U.S. Chamber of Commerce pledged to spend between $50 and $75 million in the 2010 election season, and announced that it would work to unseat any member of Congress who voted for healthcare reform. According to Public Citizen, only 32% of groups broadcasting electioneering communications in the 2010 primary season revealed the identities of donors in their Federal Election Commission filings, down from nearly 100 percent in the 2004 and 2006 cycles.

Increasingly, companies such as IBM, Colgate Palmolive, Wells Fargo and others are adopting policies prohibiting spending of political funds directly or indirectly to influence elections.

Given the risks and potential negative impact on shareholder value, the proponents believe Target Corporation should adopt a policy to refrain from using treasury funds in the political process.

We believe this policy should include any direct or indirect contribution that is intended to influence the outcome of an election or referendum. It should also prohibit the use of trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Position of the Board of Directors

The Board of Directors has considered this proposal and believes that its adoption at this time is not in the best interests of Target or our shareholders.

The Board acknowledges the importance of the issue of the role of corporations in public policy activities. Following our experience during the 2010 election cycle, the Board conducted a comprehensive review of our policies and practices in this area, which led to the adoption of a clear and transparent framework for Target's public policy engagement based on:

- Alignment of our business interests and public policy activities;

- A rigorous internal governance process, including Board oversight, that supports this alignment; and
- Transparency to shareholders, guests, team members and other stakeholders.

During the course of this review the Board considered whether to adopt a ban on the use of any corporate treasury funds for political purposes. It determined that a complete prohibition of this nature was too absolute and could put Target at a disadvantage if there ever were circumstances when use of corporate funds would be in the best interests of the corporation. The Board continues to believe that our framework for engagement, which combines a sound decision-making process, Board oversight and transparency to stakeholders, is the best approach.

More information about our public policy activities, including disclosure of individual contributions and a discussion of how we prohibit trade associations from using any of Target's dues for political campaigns, can be found at: *hereforgood.target.com/learn-more/civic-activity.*

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THE SHAREHOLDER PROPOSAL THAT WOULD PROHIBIT OUR USE OF CORPORATE FUNDS FOR ANY POLITICAL ELECTION OR CAMPAIGN.

ADDITIONAL INFORMATION

Business Ethics and Conduct

We are committed to conducting business lawfully and ethically. All of our directors and employees, including our Chief Executive Officer and senior financial officers, are required to act at all times with honesty and integrity. Our Business Conduct Guide covers areas of professional conduct, including conflicts of interest, the protection of corporate opportunities and assets, employment policies, confidentiality, vendor standards and intellectual property, and requires strict adherence to all laws and regulations applicable to our business. Our Business Conduct Guide also describes the means by which any employee can provide an anonymous report of an actual or apparent violation of our Business Conduct Guide.

We intend to disclose any future amendments to, or waivers from, any provision of our Business Conduct Guide involving our directors, our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions on our website within four business days following the date of any such amendment or waiver. No waivers were sought or granted in fiscal 2011.

Vendor Standards and Compliance

To ensure that the products we carry in our stores are made legally and ethically, we require our vendors to abide by certain standards. Copies of those standards and related materials are included at *hereforgood.target.com/learn-more/responsible-sourcing.*

Commitment to Diversity

At the heart of our company are the diverse backgrounds and perspectives of our more than 365,000 Target team members. The diversity of our team fosters a unique, inclusive culture that is collaborative, dynamic and guided by our shared commitment to delivering outstanding results. The market insight, community-building and commitment of our African American, Asian American, Hispanic, GLBT, Women's and Military Business Councils help make Target a great place to work and inform business decisions that create a competitive advantage. Our Vice President of Diversity & Inclusion leads a team that works to integrate the Business Councils with our companywide diversity strategy.

Exhibit D




here for
good



2011 corporate responsibility report

civic activity

Public Policy

We believe that engaging in legislative and public-policy activity is an important and necessary element of being a diversified, multi-national retail business. We work with elected officials of all political parties to help shape constructive public-policy solutions that benefit our business, team, guests and the communities we serve.

During and immediately following the 2010 U.S. election cycle, the Corporate Responsibility Committee of our Board of Directors conducted a thorough review of Target's policies and practices regarding public-policy engagement. This review resulted in a clear and transparent framework for Target's public-policy engagement that was approved by our Board of Directors and is outlined below. Importantly, this framework has reaffirmed Target's commitment to:

- Align our public-policy activities and business interests,
- Employ a decision-making process to support ongoing compliance with our alignment objective,
- And maintain transparency to our guests, team members, shareholders and other stakeholders.

Issue Advocacy

As a retailer, importer, bank, credit card issuer, health-care provider, and employer of more than 365,000 team members, we play an important role in informing policy makers about many legislative issues. Target advocates at all levels of government, with think tanks, NGOs and trade associations to ensure that the impact legislative and regulatory issues have on our business, industry, communities and team members is well understood.

When directly advocating on positions important to our business, we rely on leaders throughout the company who have expertise to lend to policy discussions. We also provide opportunities for our team members to learn about issues affecting Target and how to communicate with their elected representatives through in-person programs and by publishing informative material.

Recently, Target has shared expertise and engaged in lobbying activities on a number of issues important to our company and the retail industry. Although the specific issues vary with legislative activity and schedules, they include organized retail crime, community safety, taxes, trade, product safety, data security, health-care reform, and employment and labor issues.

In 2011, our direct advocacy focused primarily on debit-card swipe fee reform and the collection of online sales taxes. We viewed these two issues as priorities because of their effect on the retail industry and, more specifically, their direct and significant impact to our business.

Accordingly, these issues were our primary focus in 2011 in terms of the time and effort spent by our Government Affairs team and, when appropriate, our internal business partners who serve as subject matter experts. We also identified these issues as priorities when working with trade associations and retail peer companies because we determined that legislative activity on the issues was a possibility and that telling the retail-industry story would provide a valuable perspective to policy makers.

Debit-Card Swipe Fees

Interchange fees, or "debit-card swipe fees," are what retailers must pay to issuing banks every time a customer uses a debit or credit card. These fees are one of Target's largest expenses—representing hundreds of millions of dollars every year—and have continued to increase dramatically as a result of the broken interchange market that leaves retailers with little or no ability to negotiate lower rates.

Swipe-fee reform was included in the Dodd-Frank Wall Street Reform Act in 2010. In early 2011, opponents attempted to delay and ultimately repeal these reforms through legislation in Congress. Target joined a broad advocacy coalition of large and small retailers to support and defend the reforms, which promote swipe fee rates that are reasonable and proportional to their costs.

Our advocacy on this issue took several forms. Our business leaders directly explained to members of Congress the impact these fees have on our business. We also worked collaboratively with our retail peers, trade associations, and a larger coalition of businesses impacted by swipe fees, and encouraged our team members to contact their members of Congress in support of swipe-fee reform.

E-fairness Online Sales Taxes

In 2011, Target also focused its federal and state advocacy efforts on "e-fairness" legislation. As a result of a decades-old tax loophole, many online-only companies receive as much as a 10 percent perceived price advantage over brick-and-mortar retailers because they are not required to collect and remit state sales taxes, even though the tax is already due by the consumer.

These laws are antiquated and unfairly benefit certain companies at the expense of others. For example, this loophole creates a competitive disadvantage for companies like Target that collect state and local sales taxes for both in-store and online purchases.

In 2011, Target advocated at both the federal and state levels for legislation that would require online-only retailers to collect and remit sales taxes, just like brick-and-mortar retailers are required to do. Retail is a very competitive industry, and Target's view is that a sale is a sale, whether it takes place online or in a store. Target will continue to advocate for e-fairness legislation in both the state legislatures and in Congress to ensure a fair and level playing field for all retailers.

Target publicly reports its advocacy activities every three months as required by law with the Secretary of the U.S. Senate and the Clerk of the U.S. House of Representatives, and our recent reports are available at http://hereforgood.target.com/learn-more/civic-activity.

We also indirectly engage in advocacy through our memberships in trade associations and other policy-based organizations, which support their member companies by offering educational forums, public-policy advocacy and advancement of issues of common concern. Given the diversity of interests, viewpoints, and broad membership represented by these organizations, the positions they take do not always reflect Target's views.

Our financial support of trade associations and other policy-based organizations is limited to educational, lobbying and association management activities. We expressly require that our financial contributions to these organizations not be used for making campaign contributions to candidates or to influence the outcome of specific elections or ballot initiatives.

We report the identity of the trade associations and other policy-based organizations that we support, together with the aggregate amount of our financial support. In addition, because membership dues used for lobbying activities are not deductible for U.S. tax purposes, we also show the portion of our total dues that are not tax deductible.

Information on our support of trade associations and other policy-based organizations is updated twice per year and is available at Target.com/hereforgood.

trade association and policy-based organization support

January 1 – December 31, 2011

The following is a list of trade associations and other policy-based organizations Target supports that engage in public policy advocacy and advancement of issues of common concern. The aggregate amount of financial support is $4.9 million, 37 percent of which supports non-deductible lobbying activities. Organizations are expressly required not to use this financial support for campaign contributions or to influence the outcome of specific elections or ballot initiatives.


37%
63%

● Non-Deductible ● Deductible
TOTAL – $4.9 Million

ORGANIZATION

Alabama Retail Association
Alliance of Wisconsin Retailers, LLC
American Apparel and Footwear Association
American Bankers Association
American Benefits Council
Arizona Community Pharmacy Committee
Arizona Retailers Association
Arkansas Grocers and Retail Merchants Association
Associated Oregon Industries
Business Council
Business for Innovative Climate and Energy Policy
Business Roundtable
California Business Properties Association
California Chamber of Commerce
California Retailers Association
California Taxpayers' Association
Chain Pharmacy Association of New York State
Chicago Retail Merchants Association
Chicagoland Chamber of Commerce
Citizens' League

(continued)

trade association and policy-based organization support *(continued)*

Coalition for Responsible Transportation
Colorado Chain Pharmacy Committee
Colorado Retail Council
Conference of State Bank Supervisors
Connecticut Retail Merchants Association
Consumer Electronics Retailers Coalition
Convenient Care Association
Delaware Retail Council
Downtown Council
Florida Retail Federation
Food Marketing Institute
Georgia Association of Chain Drug Stores
Georgia Retail Association
Grocery Manufacturers Association
HR Policy Association
Idaho Retailers Association
Illinois Retail Merchants Association
Indiana Retail Council
Iowa Retail Federation
Kansas Chamber of Commerce
Kentucky Retail Federation
Louisiana Retailers Association
Maine Merchants Association
Maryland Retailers Association
Michigan Retailers Association
Minneapolis Chamber of Commerce
Minnesota Business Partnership
Minnesota Chamber of Commerce
Minnesota Competitiveness Fund
Minnesota Retailers Association
Minnesota Taxpayers Association
Montana Retail Association
NALEO Educational Fund
National Association of Business Political Action Committees
National Association of Chain Drugs Stores
National Association of Secretaries of State
National Chamber Foundation
National Conference of State Legislators
National Governors Association
Nebraska Retail Federation
New Jersey Council of Chain Drug Stores
New Jersey Retail Merchants Association
New Mexico Retail Association
New York Metropolitan Retailers Assocation
North Carolina Retail Merchants Assocation
North Dakota Retail Association
Ohio Council of Retail Merchants
Pennsylvania Association of Chain Drug Stores
Pennsylvania Retailers' Association
Public Affairs Council
Retail Association of Mississippi
Retail Association of Nevada
Retail Council of New York State
Retail Industry Leaders Association
Retail Litigation Center
Retail Merchants Association of New Hampshire
Retail Merchants of Hawaii
Retailers Association of Massachusetts
Rhode Island Retail Federation
Ripon Society
South Dakota Retailers Association
St. Paul Chamber of Commerce
State Chamber of Oklahoma
State Government Affairs Council
State Legislative Leaders Foundation
Tennessee Retail Association
Texas Federation of Drug Stores
Texas Retailers Association
The Itasca Project Fund
Third Way
U.S.-China Business Council
U.S. Chamber of Commerce
U.S. Conference of Mayors
U.S.-India Business Council
Utah Association of Financial Services
Utah Bankers Association
Utah Retail Merchants Association
Virginia Association of Chain Drug Stores
Virginia Retail Merchants Association
Washington Retail Association
West Virginia Retailers Association
Wyoming Retail Merchants Association

Political Contributions

Target uses a Policy Committee as the primary body to guide the decision-making process regarding financial support of political activities. To ensure a variety of perspectives, the Policy Committee consists of our most senior executives in areas most affected by public policy decisions. The Policy Committee, in conjunction with the Chief Executive Officer, is responsible for balancing our business interests with any other considerations that may be important to our team members, guests or other stakeholders. The Policy Committee reports to the Corporate Responsibility Committee of the Board of Directors at least twice per year.

Target may provide financial support to political candidates, political parties or ballot initiatives through two separate channels:

1) TargetCitizens PAC, which is funded through the voluntary contributions of our eligible team members, and
2) The use of general corporate funds where permitted by law.

Regardless of which channel for political contributions is used, our financial support is provided in a nonpartisan manner based strictly on issues that directly affect our business priorities.

PAC Contributions

TargetCitizens PAC, which is funded through the voluntary contributions of eligible team members, makes contributions in a bipartisan manner to federal candidates and organizations. Target's Policy Committee determines the factors to be considered when making contribution decisions. These factors are:

- General alignment with our business objectives
- Extent of our presence in a candidate's state or congressional district
- Relevant legislative committee assignments
- Leadership positions
- Political balance
- The interests of our guests, team members, shareholders and other stakeholders

2011 TargetCitizens PAC contributions

Democratic	$95,700 (49%)
Republican	$93,500 (48%)
Bipartisan	$5,000 (3%)



Information on TargetCitizens PAC contributions can be found on the Federal Election Commission's website: http://www.fec.gov.

Corporate Contributions

The use of general corporate funds for political contributions is permitted if the Policy Committee determines that would be an appropriate means of advancing issues that are important to our business. The Policy Committee reviews and approves any use of general corporate funds for electioneering activities or for ballot initiatives. This approval process applies whether the contribution is made directly to a candidate or party, or indirectly through an organization operating under Section 527 or 501(c)(4) of the U.S. Internal Revenue Code.

Before any contribution is made, the Policy Committee: (i) determines that the contribution supports our business interests; (ii) gives consideration to the interests of our guests, team members, shareholders and other stakeholders; and (iii) concludes that under the circumstances, the contribution is an appropriate means of advancing our public policy position.

One way Target and other retail companies engage at the state level is to support state retail association political action committees (PACs) where allowed by law. By pooling resources with other retailers, we are able to support candidates who understand and support issues important to the retail industry, such as tax and labor policy, environmental issues and organized retail crime.

A list of individual corporate contributions of $5,000 or more, updated twice per year, is available at Target.com/hereforgood.

Target corporate political contributions

January 1 – December 31, 2011

The following is a list of contributions of general corporate funds in the amount of $5,000 or more to support or oppose the election of candidates for office or ballot initiatives.

ORGANIZATION	AMOUNT
California Jobs PAC	$ 6,500
California Business Properties Assocation PAC	$ 6,500
California Retailers Association Good Government Council	$ 6,500
Democratic Attorneys General Assocation (DAGA)	$ 10,000
Illinois Merchants Political Action Committee Team	$ 10,000
New York Retailers for Effective Government	$ 5,000
Republican State Leadership Committee (RAGA)	$ 10,000

Board Oversight

Our public-policy activities are reviewed semi-annually by the Corporate Responsibility Committee of our Board of Directors. In addition, the Policy Committee consults with the Chair of the Corporate Responsibility Committee on particularly significant or sensitive decisions relating to contributions or public-policy positioning.